

SPICE VALUE CHAINS FOR PEOPLE, PLANET, AND PROFIT IN
CENTRAL AMERICA

Company Profile September 2020

www.Doselva.com

PRESSURE MOUNTING ON
RURAL SECTOR LEADING
TO SOCIAL DECLINE

- Climate Change and price volatility major drivers of crisis = small farmers hardest hit
- Unemployment and desperation driving Migration
- Youth leaving the rural sector for the cities
- Coffee Forests converted to cattle and slash and burn agriculture
- Non-Profit and Public Sector efforts incomplete: Social enterprise can fill gap



www.Doselva.com

PRESSURE MOUNTING ON RURAL SECTOR

1 million hectares under coffee production in region.

2.3 million smallholder farmers in Central America.

4 million employed by coffee industry in Central America.



Migratory agriculture and livestock production encroaching on the rain forest, Olancho, Honduras.

2,076 square miles of forest lost in region from 2001-2010 – Nicaragua had worst deforestation rates of all

40% Of Coffeelands In Nicaragua, Costa Rica and El Salvador will lose crop suitability by 2050.

20% reduction In bean and maize production in Central America due to climate change



DOSELVA
SPICES FOR IMPACT

www.Doselva.com



CONVERTING CRISIS INTO OPPORTUNITY

- **PEOPLE:** Farmers diversifying into high value, climate resilient spices and herbs = profitability and community resilience.

- **PLANET:** Shade tolerant cultivars = forested landscape , regenerative agriculture, and carbon sequestration.

- **PROFIT:** Short cycle and long cycle harvest crop combinations ensure farmer and company cash flow and resilient rural sector.

- Doselva founded in 2017 to respond to rural livelihoods crisis in Central America as a triple bottom line enterprise.

www.Doselva.com

EXECUTIVE TEAM



AARON SACHOWITZ
CO-FOUNDER, PROFESSOR OF COMMUNICATION ST MARY'S COLLEGE, CA



CARLOS MORALES
CFO, 20 YEARS FINANCIAL MANAGEMENT PROFESSIONAL NICARAGUA



JEFFERSON SHRIVER
CO-FOUNDER AND CEO, 25 YEARS PROFESSIONAL OF AGRI-BUSINESS IN CENTRAL AMERICA



SHAYNA HARRIS
BOARD MEMBER AND ADVISOR TO CEO, FORMER COO, FARMERS FRIDGE



ARMANDO ALEMAN
EXPORTS MANAGER



























SAINT MARY'S COLLEGE of CALIFORNIA
CRS CATHOLIC RELIEF SERVICES
SUSTAINABLE FOOD LAB
Oxfam International
FARMER'S FRIDGE
ECh E. Chamorro Industrial, S. A.
COLAGE
Christian Children's Fund of Canada
AMERICAN UNIVERSITY WASHINGTON, DC
Gaia Forest COFFEE · SPICES · WELLNESS
Mars
Massachusetts Institute of Technology
LUTHERAN WORLD RELIEF

MARKET GROWTH OPPORTUNITY

The global seasonings and spices market valued at USD 15.93 billion in 2018 and is expected to reach USD 22.87 billion by 2026, growing at approximately 4.7 percent (compound annual growth rate).

Medicinal spices and herbs a powerful growth sector amidst COVID-19 and organics a strong niche.

Doselva putting Central America on the map as a new source of sustainable spices with social impact.


$16 BILLION
4.7%
$23 BILLION
2018
CAGR
2026

www.Doselva.com

PRODUCT
OFFER

Anchor: Turmeric , Ginger, Vanilla, Cardamom

Horizon: Lemon grass, black pepper, hibiscus, Maya Seed, Andrographis herb

- Medicinal Superfoods with increasing demand post COVID-19

- Consistent market demand in medicinal supplement, table spice and tea industries

- Industry searching for secondary sources of supply – Central America well-positioned

- Scalable B2B model with potential for B2C product offers

.



www.Doselva.com

SERVICES

TO INDUSTRY
- Food safe, quality processed product in high volumes
- Traceability to farmers
- Impact Story

TO FARMERS
- Pre-finance for seed
- Crop expertise
- Certification access
- Guaranteed market
- Agroforestry system design



www.Doselva.com

MARKET RELATIONSHIPS IN PREMIUM SPICE INDUSTRY









FRONTIER CO-OP MEMBER OWNED SINCE 1976

Simply Organic. pure. simple. joy.

gaia HERBS

PURE GROUND INGREDIENTS

- Dried organic turmeric sold to Frontier in 2019 and 2020
- Powdered turmeric sold under Simply Organic retail brand (found in Safeway, Whole Foods supermarkets)

- Dried organic turmeric sold in 2020 to nutritional supplement leader
- Commitments on books for 2021
- Partnership in Regenerative Agriculture

- Dried organic turmeric sold in 2020 to PGI











AGRO INKA PERÚ EXPORT GMBH

Mc.Garlet Keep in touch with the flavour

New Forest Certified 100% Organic and traded fairly

KCA

USDA-NOP equivalencies

USDA ORGANIC

PRONATEC

- Fresh organic turmeric and ginger sold direct to European grocery stores
- Large buyer commitment for 2021 season

- 3-year relationship with Vermont-based importer
- New Forest opening markets for Doselva in tea and nutritional supplement industry
- Buyer commitment for 2021 season

- 3-year relationship with Swiss-Based importer
- Ongoing supplier relationship in ginger, turmeric and cardamom

SOCIAL IMPACT AT SCALE



2019   2020   2021   2022   2023



PARTICIPATING FARMERS

- 175
- 300
- 900
- 2000
- 6000

LIVES IMPACTED

- 1260
- 5400
- 12000
- 22800
- 36000



www.Doselva.com

*These projections are not guaranteed.

ENVIRONMENTAL IMPACT AT SCALE



2019 2020 2021 2022 2023



18000 18000
11400 11400
6000 6000
2700 2700
630 630

HECTARES IN
AGROFORESTRY

HECTARES MANAGED WITH
ORGANIC CERTIFICATION



www.Doselva.com

*These projections are not guaranteed.

STRATEGIC INITIATIVES

#1: PROCESSING PLANT UPGRADE

- Enhance processing plant capacity for food safety compliance, efficiency and enhanced product quality.

- Mechanize key procedures in drying, washing and grading.

- Upgrade plant to become certifiable for Global Gap, GRASP and GFSI

- USD $450,000

#2 DIVERSIFY AND SCALE PRODUCT LINES

- Seed / seedling finance for ginger, cardamom, vanilla

- Technical assistance to farmers (extension)

- Blended finance mechanism could be used (grants) to target specific vulnerable or marginalized populations

- USD $200,000

#3: EXPANSION TO HONDURAS AND/ OR COSTA RICA

- Reduce company risk by expanding geographic presence

- Open office and basic processing plant with four product offer (turmeric, ginger, vanilla, cardamom).

- Establish first ginger exports as early as 2021 season

- Build producer base and service delivery beginning in 2020

- $350,000



www.Doselva.com

INVESTMENT OPPORTUNITY WITH
DOSELVA

- Instrument:
  - Convertible Debt with a $5M cap and 20% discount
  - Amount: $1 million; we have already raised $615K and are seeking $385K to $500K on Wefunder to cover the remaining amount
- Purpose: Fuel the second stage of company growth
- 3 Strategic Initiatives

Web page: www.Doselva.com

Facebook: Doselva S.A.   /   Instagram: Doselvaspices



www.Doselva.com